UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

OPINION OF THE FISCAL COUNCIL

Dear Shareholders,

The members of the Fiscal Council of Suzano S.A. (“Company”), at a meeting that began on February 14, 2023 and ended on February 28, 2023, in exercise of its legal and statutory functions, examined the Management Report and the Individual and Consolidated financial statements of the Company and their respective Explanatory Notes, all related to the year ended December 31, 2022, accompanied by the report by PricewaterhouseCoopers Auditores Independentes Ltda., issued without qualifications, and having found these documents in accordance with the applicable legal requirements, opined in favor of their approval by the General Meeting.

São Paulo, February 28, 2023.

Rubens Barletta

Member

Luiz Augusto Marques Paes

Member

Eraldo Soares Peçanha

Member

SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE (“CAE”)

About the Committee

The CAE of Suzano S.A. (“Company”) is a statutory body set up in permanent operation established in April 2019, according to the best practices of corporate governance.

According to its Internal Regulations and the Company's Bylaws, the CAE will function on a permanent basis, will report to the Board and will be composed of at least 3 (three) and at most 5 (five) members, elected by the Board of the Company, and: (i) at least one of the CAE members must also be an independent member of the Board; (ii) at least one of the members of the CAE has proven financial literacy ("financial literacy"), as established in these Bylaws and in the applicable legislation (especially in Section 10A of the "Securities Exchange Act of 1934" and respective rules) and in the rules issued by Organs regulatory bodies of the capital markets and stock exchanges on which the Company's securities are listed; (iii) all members meet the requirements set forth in Article 147 of Law No. 6,404/76.

Currently, the CAE is composed of 6 (six) members with a 2 (two) year term, the last election being held on May 4, 2022, that is, all members have a term valid until the first meeting of the Board of Directors to be held after the Company’s General Meeting that deliberates on the accounts for the fiscal year to end on December 31, 2023. All members are independent, Among the CAE members, Ms. Ana Paula Pessoa, acts as coordinator and also a member of the Company's Board of Directors, together with Mr. Paulo Rogerio Caffarelli, Mr. Carlos Biedermann, as financial specialist and Messrs. Rodrigo Kede de Freitas Lima, Marcelo Moses de Oliveira Lyrio and Mrs. Adriana Caetano.

In accordance with its Internal Regulations, the CAE is responsible, among other functions, to review, supervise and ensure (i) the quality and integrity of the Company's quarterly financial information, interim financial statements and financial statements (ii) compliance with legal and regulatory requirements (iii) evaluate, together with the independent auditors, the critical accounting policies and practices adopted by the Company (iv) evaluate and recommend to the Board of Directors the Company’s Authority Policy and (v) the performance, independence and quality of the work of the independent audit companies and the internal audit and (vi) quality and effectiveness of the internal control system and risk management. CAE's assessments are based on information received from management, independent auditors, internal auditors, those responsible for risk management and internal controls, managers of the complaint and ombudsman channels and in their own analysis resulting from direct observation.

PricewaterhouseCoopers Auditores Independentes Ltda. is the company responsible for auditing the financial statements in accordance with standards issued by the Federal Accounting Council (“CFC”) and certain specific requirements of the Brazilian Securities Exchange Commission (“CVM”). The independent auditors are also responsible for the special review of the quarterly reports (“ITRs”) filed with the CVM. The independent auditors' report reflects the results of their verifications and presents their opinion regarding the reliability of the financial statements for the year in relation to the accounting principles arising from the CFC in accordance with the standards issued by the International Accounting Standard Board (“IASB”), CVM rules and Brazilian corporate law. For the year ended December 31, 2022, the independent auditors issued a report said on February 28, 2023, without qualifications.

The internal audit work is performed by its own team. CAE is responsible for recommending acceptance or rejection of the annual internal audit plan, by the Board of Directors, that implementation is monitored and guided by the Internal Audit Officer, directly linked to the Board of Directors and is also responsible for reviewing the structure organizational and qualifications of the members of the Internal Audit, and results achieved in the development of their functions. Furthermore, CAE develops its activities widely and independent manner, observing, mainly, the coverage of areas, processes and activities that present the most sensitive risks to the operation and the most significant impacts in the implementation of the Company's strategy.

Issues discussed by the CAE

The CAE met 6 (six) times from February 2022 to February 2023. Among the activities performed during the year, it highlights the following:

(i)	individual meetings with Internal Audit and External Audit to monitor the main issues related to the work of the current year, maintaining independence and reinforcing the transparency of the process;

(ii)	individual agendas with the CEO and CFO for alignment and monitoring of strategic issues for the committee;

(iii)	approval and monitoring of the Annual Work Program of Internal Audit and its implementation;

(iv)	knowledge of the points of attention and the resulting recommendations of the Internal Audit and Independent Audit, as well as follow up on the remedial measures taken by Management;

(v)	monitoring of the internal control system as to its effectiveness and improvement processes, monitoring of fraud risks based on the manifestations and meetings with the Internal Auditors and the Independent Auditors, with the Internal Controls, Compliance and Ombudsman area;

(vi)	analysis of the Internal Controls certification process (Sarbanes-Oxley SOX) with Administrators and Independent Auditors;

(vii)	analysis, approval and monitoring of the Annual Work Program of the Independent Auditors and its timely implementation;

(viii)	monitoring the process of preparing and reviewing Company’s financial statements, the Management Report and the Earnings Release, through meetings with the Management and the Independent Auditors to discuss the ITRs and the financial statements for the year ended December 31, 2022;

(ix)	monitoring the Company's Compliance program and mitigating actions;

(x)	monitoring of the methodology adopted for risk management and the results obtained, according to the work presented and developed by the specialized area and by all managers responsible for the risks under their management.
Deep dive of the main risks monitored by the company with monitoring of the degree of risk and delivery of mitigation plans, in order to ensure the disclosure and monitoring of risks relevant to the Company;

(xi)	monitoring the evolution of the adaptation program to Privacy and Data Protection (“P&PD”) and monitoring the evolution of the cybersecurity program during 2022;

(xii)	monitoring of the main indicators of the company's financial policies and of the indicators of achievement of the main ESG goals linked to financial contracts;

(xiii)	analysis of judicial provisions and contingencies;

(xiv)	analysis and monitoring of the operation of the Company's drawn risk operations;

(xv)	monitoring of the reporting chancel for complaints open to shareholders, employees, issuers, suppliers and the general public, with Ombudsman's responsibility for receiving and investigating complaints or suspected violations of the Code of Ethics, respecting confidentiality and independence of the process and at the same ensuring the appropriate levels of transparency;

(xvi)	meetings with the current Independent Auditors of the Company, PricewaterhouseCoopers Auditores Independentes Ltda. at several times, to discuss the ITRs submitted for its review and learned about of the audit report, containing the opinion on the financial statements for the year ended December 31, 2022, being satisfied with the information and clarifications provided; and

(xvii)	attention to transactions with related parties, the criteria used to assess the fair value of biological assets and the criteria adopted in other accounting estimates in order to ensure the quality and transparency of information.

The above issues were submitted to the appreciation and or approval of other management bodies, including the Board, according to the Company's bylaws and internal regulations.

Conclusion

The members of the Company's CAE, in the exercise of their legal attributions and responsibilities, as well as those provided for in the Committee's Internal Rules, proceeded to the examination and analysis of the financial statements, accompanied by the audit report containing an opinion without qualifications from the independent auditors, the Management's annual report and the proposed allocation of the result, all related to the year ended December 31, 2022. Considering the information provided by the Company's Management and the audit examination conducted by PricewaterhouseCoopers Auditores Independentes Ltda, recommend, unanimously, the approval by the Company's Board of Directors of the documents mentioned above.

São Paulo, February 28, 2023.

Ana Paula Pessoa

Coordinator

Carlos Biedermann

Financial Expert

Adriana Caetano

Member

Marcelo Moses de Oliveira Lyrio

Member

Paulo Rogerio Caffarelli

Member

Rodrigo Kede de Freitas Lima

Member

OPINION OF THE STATUTORY AUDIT COMMITTEE

In the exercising of its legal and statutory attributions and in compliance with the provisions of item VIII of Article No. 27 of CVM Instruction 80/22, Suzano’s Statutory Audit Committee has examined the parent company and consolidated financial statements for the year ending December 31, 2022, the Management Report and the report issued without qualifications by PricewaterhouseCoopers Auditores Independentes Ltda.

There were no instances of significant divergences between the Company’s Management, the independent auditors and the Audit Committee with respect to the Company’s financial statements.

Based on the examined documents and the clarifications rendered, the undersigned members of the Statutory Audit Committee are of the opinion that the financial statements in all material respects are fairly presented and should be approved.

São Paulo, February 28, 2023.

Ana Paula Pessoa

Coordinator

Carlos Biedermann

Financial Expert

Adriana Caetano

Member

Marcelo Moses de Oliveira Lyrio

Member

Paulo Rogerio Caffarelli

Member

Rodrigo Kede de Freitas Lima

Member

OPINION OF THE EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

In compliance with the provisions of Sections V and VI of Article No. 27 of CVM Instruction No. 80/22, the executive board of Suzano S.A. states that they have:

(i)	Reviewed, discussed and agreed with the Company's consolidated financial statements for the year ended December 31, 2022; and

(ii)	Reviewed, discussed and agreed with the opinions expressed in the report by PricewaterhouseCoopers Auditores Independentes on the Company's consolidated financial statements for the year ended December 31, 2022.

São Paulo, February 28, 2023.

Walter Schalka

Chief Executive Officer

Marcelo Feriozzi Bacci

Executive Officer - Finance and Investor Relations

Aires Galhardo

Executive Officer - Pulp Operation

Carlos Aníbal de Almeida Jr.

Executive Officer - Forestry, Logistics and Procurement

Christian Orglmeister

Executive Officer - New Businesses, Strategy, IT, Digital and Communication

Fernando de Lellis Garcia Bertolucci

Executive Officer - Research and Development

Leonardo Barreto de Araújo Grimaldi

Executive Officer - Commercial Pulp, People & Management